UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25
                                                       SEC File #: 0-8027
                                                       CUSIP #276152401
                                                              276162203
                         NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

     For Period Ended: June 30, 1997
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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[Read Instructions (on back page)Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.
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PART I - REGISTRANT INFORMATION


EASTCO INDUSTRIAL SAFETY CORP.
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Full Name of Registrant

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Former Name if Applicable

130 West 10th Street
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Address of Principal Executive Office (Street and Number)

Huntington Station, New York 11746
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on form 10-K, form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or potion thereof, could not be filed within the prescribed time period.


Due to unforeseen circumstances, the Company's auditors are unable to complete their audit procedures by the September 29, 1997 due date. The Company anticipates reporting a substantial net loss, the amount of which cannot be determined until the Company's auditors complete their audit procedures.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Arthur Wasserspring           (516)          427-1802
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(Name)                        (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to
file such report(s) been filed?  If answer is no, identify    [X] Yes [ ] No
report(s).

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(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
included in the subject report or portion thereof?           [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above and letter of auditor annexed hereto as Exhibit 1.
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EASTCO INDUSTRIAL SAFETY CORP.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 1997      By: /s/ Arthur Wasserspring
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                                 Arthur Wasserspring, Chief Financial Officer

                              EXHIBIT 1
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CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

                                   September 29, 1997


Board of Directors
Eastco Industrial Safety Corporation
130 West 10th Street
Huntington Station, NY 11747

          Re:  Form 10K-SB
               June 30, 1997

Gentlemen:

     Our audit procedures to date have revealed the existence of material errors in the recording and valuing of the Company's inventories which have caused us to extend our audit procedures to determine their extent and cause. Thus, we will not be able to complete our audit by the required due date of the Company's Form 10K-SB.
                              Very truly yours,


                              /s/Cornick, Garber & Sandler, LLP
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                              Cornick, Garber & Sandler, LLP